EXHIBIT 99.2

RUSH EXPLORATION INC.
Suite 505, 11215 Jasper Avenue
 Edmonton, AB  T5K 0L5

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting of Shareholders (the “Meeting”) of Rush Exploration Inc. (the "Company"), will be held at Suite 1700 - 1185 West Georgia Street, Vancouver, British Columbia, on:

Wednesday, June 27, 2012

at the hour of 2:00 in the afternoon (Vancouver, British Columbia time) for the following purposes:

1.	to receive the financial statements of the Company for its fiscal year ended December 31, 2011 and the report of the Auditors thereon;

2.	to elect Directors;

3.	to authorize the Directors to appoint the Company’s auditor and fix the remuneration for the next year;

4.	to authorize the Company’s Directors to set the size of the Board of Directors; and

5.	to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Edmonton, Alberta, this 5th day of June, 2012.

ON BEHALF OF THE BOARD OF DIRECTORS

“Keith Diakiw”

PRESIDENT